[USAA LETTERHEAD]





                                                 March 17, 2006


Securities and Exchange Commission
Office of Rulemaking, Division of
                Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  Ms. Susan Block

Re:  USAA Acceptance, LLC (the "Registrant")
     Registration Statement on Form S-3 (File No. 333-131356)

Dear Ms. Block:

     We thank you for your letter of comments dated February 24, 2006 that related to the Registrant's registration statement (file no. 333-131356) (the "Registration Statement").

     In response to your letter we have revised the base prospectus and the forms of prospectus supplement and have also included responses to comments in circumstances where we believe additional information would be helpful. All page references in this letter are to the applicable pages in the base prospectus and forms of prospectus supplement. Marked copies of the forms of prospectus supplement, the base prospectus, the form of sale and servicing agreement and the form of pooling and servicing agreement, as well as clean copies of each of the other exhibits filed with the Pre-effective Amendment No. 1 to the Registration Statement will be sent via hand delivery to your attention as well.



General

COMMENT:

1. We note your response to our prior comment 7 and reissue the comment. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

RESPONSE:

     We confirm that all material terms to be included in the finalized agreements will be disclosed in the final 424(b) prospectus.

COMMENT:

2. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

RESPONSE:

Ms. Block
March 17, 2006
Page 2

     We confirm that at the time of each takedown the Registrant will file the final legality and tax opinions described in footnote 133 of the Regulation AB adopting release.

COMMENT:

3. When available, please provide us with a copy of your updated pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes made to comply with Regulation AB.

RESPONSE:

     A copy of the form of sale and servicing agreement and pooling and servicing agreement, each filed as an exhibit to the Registration Statement (333-131356), marked to show the changes from the forms filed with the Registrant's currently effective registration statement (333-122759) are being sent via hand delivery to your attention.

Prospectus Supplement No. 1
---------------------------

Reading These Documents, page S-3
---------------------------------

COMMENT:

4. We note your response to our prior comment 14 and your revised disclosure and reissue the comment. We note you state that "[w]henever information in this prospectus supplement is more specific than or different from the information in the accompanying prospectus, you should rely on the information in this prospectus supplement..." Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not be different or contradict it. Please revise accordingly. Similarly revise your disclosure at page 36 in the base prospectus.

RESPONSE:


     The disclosure has revised in response to these comments to remove these references. Please see the revised disclosure at page S-3 of the form of owner trust prospectus supplement, S-3 of the form of grantor trust prospectus supplement and page 37 of the base prospectus.


Summary, S-5
------------

COMMENT:

5. We note your response to our prior comment 15 and reissue the comment. In the prospectus supplement, please summarize the circumstances under which pool assets may be added, removed or substituted. Refer to Item 1103(a)(6) of Regulation AB.

RESPONSE:

Ms. Block
March 17, 2006
Page 3

     The summary of the prospectus supplement has been revised to reflect the circumstances under which pool assets may be removed. Please see pages S-7 and S-8 of the form of owner trust prospectus supplement and pages S-9 and S-10 of the form of grantor trust prospectus supplement. Receivables will not be substituted in the transactions and receivables will only be added if there is pre-funding, as described elsewhere in the summary of each form of prospectus supplement.

Pre-funding, page S-10
----------------------

COMMENT:

6.   Please clarify here that the pre-funding period is limited to one year.

RESPONSE:

     The disclosure has been revised to reflect that the pre-funding period will be limited to one year. Please see page S-11 of the form of owner trust prospectus supplement and page S-9 of the form of grantor trust prospectus supplement.

Information Regarding the Credit Enhancer and the Credit Enhancement, page S-43
-------------------------------------------------------------------------------

COMMENT:

7. We note your response to our prior comments 36 and 37, but do not see the revised disclosure and reissue the comments. For contemplated credit enhancements, please add bracketed language in the prospectus supplement to clarify that you will provide the financial information as outlined in Items 1114(b)(1) and (2) of Regulation AB if the aggregate significance percentage is 10% or more. Similarly, provide the form of disclosure that you plan to provide if the significant percentage of a derivative is 10% or more, to the extent practicable, through bracketed language. Refer to Items 1115(b)(l) and (2) of Regulation AB.

RESPONSE:

     The disclosure has been revised in response to this request to specify that the financial information required by Item 1114(b)(1) and (2) will be provided where required. Please see page S-44 of the form of owner trust prospectus supplement and page S-32 of the form of grantor trust prospectus supplement.

     The disclosure has been revised in response to this request to specify that the financial information required by Item 1115(b) will be provided where required. Please see page S-45 of the form of owner trust prospectus supplement and page S-32 of the form of grantor trust prospectus supplement.

Ms. Block
March 17, 2006
Page 4


Prospectus Supplement No. 2
---------------------------

Transaction Illustration, page S-4
----------------------------------

General
-------

COMMENT:

8. We note your response to comment 23. We fail to see the revision in the diagram. Please revise the diagram in your next amendment.

RESPONSE:

     This diagram has been revised. We apologize for the oversight.

Base Prospectus
---------------

Credit or Payment Enhancement, page 7
-------------------------------------

COMMENT:

9. Please delete "other derivative instruments and interest rate protection agreements." All derivative instruments and interest rate protection agreements should be described in the base prospectus. Similarly, delete that language at page 70 in the base prospectus.

RESPONSE:


     The disclosure has been revised to delete these references and to clarify that the interest rate swaps, caps and floors described in the base prospectus at pages 8, 70 and 71 may be used in transactions.


Tax Status, page 9
------------------

COMMENT:

10. Please tell us what classes of subordinate notes you are referring to that will be issued without an opinion of Federal Tax Counsel. Do you anticipate them being registered notes?

RESPONSE:

     Certain classes of subordinate notes, which, as noted below, will likely be sold to an affiliate of the sponsor and Registrant, may not have characteristics that clearly enable Federal Tax Counsel to render an opinion that the notes should be treated as indebtedness for federal income tax purposes. This issue may, for example, arise where there may be insufficient equity below the subordinate notes to support an analysis that the subordinate notes should be characterized as indebtedness for federal income tax purposes. These notes may be registered

Ms. Block
March 17, 2006
Page 5


notes, and disclosure regarding the tax treatment for the notes if they are not characterized as indebtedness is discussed on page 75 of the base prospectus under "Certain Federal Income Tax Consequences--Trusts Structured as Partnerships for Federal Income Tax Purposes--Tax Consequences to Holders of the Notes." As indicated on the cover page of the form of owner trust prospectus supplement, this class of securities may be purchased by an affiliate of the sponsor and Registrant. In the past, this has been the case.

Payments on the Securities, on page 36
--------------------------------------

COMMENT:

11. We note your response to our prior comment 31 and the disclosure regarding the possibility of a holder of a security being able to redeem its security, if disclosed in a related prospectus. Please provide us an analysis of this feature under the 1940 Act. We may have further comment upon reviewing your response.

RESPONSE:

     We have removed the reference to a security redeemable by the holder of the security and therefore have not provided an analysis of this feature under the 1940 Act. Please see page 38 of the base prospectus for the revised disclosure.

Credit or Payment Enhancement, page 69
--------------------------------------

COMMENT:

12. We note your response to our prior comment 27 regarding the revolving notes. Please expand your disclosure in the base prospectus to include the information in your response regarding the revolving notes. In your response, please give us an example of how the revolving notes would work and what the specified purposes of the loan may be.

RESPONSE:

     The disclosure in the base prospectus has been revised to reflect the information provided in our previous response. Please see page 71 of the base prospectus for the revised disclosure.

     In response to your request for an example of how the revolving notes would work, revolving notes, rather than an upfront cash deposit, could be used to fund the reserve account in a transaction. The issuing entity would issue a revolving note up to a maximum amount to a third party or affiliate of the Registrant, that would enable the issuing entity to draw down amounts during the transaction to meet specified shortfalls in the payments on the securities or other payments, in the same manner that cash in the reserve fund is used for these purposes. As with the required reserve account level on transactions, the maximum amount of the revolving notes would be determined by the rating requirements with respect to the transaction. The revolving notes would be subject to repayment in the priority specified in the prospectus supplement. If amounts under the revolving notes are repaid during the transaction, those amounts would become available again to be drawn down by the issuing entity to cover the specified amounts.

     Please contact the undersigned at 210-498-7479 or Renwick D. Martin at 212-839-5319 if you have any questions or further comments.

                                    Sincerely,




                               By:    /s/ Michael Broker
                                    ---------------------------------------
                                    Michael Broker
                                    Vice President and Banking Counsel



cc:   Ron Digiacomo
      Renwick D. Martin